HEVO INC.

AMENDED & RESTATED INVESTORS' RIGHTS AGREEMENT

THIS AMENDED & RESTATED INVESTORS' RIGHTS AGREEMENT (this "**Agreement**") is made as of ___________, 2025 ("**Effective Date**"), among HEVO Inc., a Delaware corporation (the "**Company**"), and each holder of the Company's Series A-1 Preferred Stock and Series A-2 Preferred Stock, $0.0001 par value per share (collectively, the "**Preferred Stock**") listed on Schedule A hereto, each of which is referred to in this Agreement as an "**Investor**," and any Additional Investors (as defined in the Purchase Agreements (defined below)) that become a party to this Agreement in accordance with Section 5.9 hereof.

RECITALS

WHEREAS, the Company and certain of the Investors are parties to Preferred Stock Purchase Agreements dated on or about the date hereof (the "**Purchase Agreements**"); and

WHEREAS, to induce the Company to enter into the Purchase Agreement and to induce the Investors to invest funds in the Company pursuant to the Purchase Agreement, the Investors and the Company hereby agree that this Agreement shall govern the rights of the Investors to cause the Company to register Shares or Conversion Shares (as defined in the Purchase Agreement) issuable to the Investors and to receive certain information from the Company and shall govern certain other matters as set forth in this Agreement;

NOW, THEREFORE, the parties hereby agree as follows:

1. Definitions. For purposes of this Agreement where capitalized:

(a) The term "***Act***" means the Securities Act of 1933, as amended.

(b) The term "***Board***" means the Company's Board of Directors.

(c) The term "***Certificate***" means the Company's Amended and Restated Certificate of Incorporation, as amended from time to time.

(d) The term "***Common Stock***" means the common stock of the Company, par value $0.0001 per share.

(e) The term "***Holder***" means any holder of Registrable Securities who is a party to this Agreement.

(f) The term "***Major Investor***" means each Investor who, individually or together with such Investor's Affiliates, holds at least 500,000 shares of Registrable Securities (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof). The term "Major Investor" includes any general partners and affiliates of a Major Investor.

(g) The term "***Person***" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

(h) The terms "***register***," "***registered***," and "***registration***" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document.

(i) The term "***Registrable Securities***" means (i) the Common Stock of the Company issuable or issued upon conversion of the Preferred Stock, (ii) any Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued as) a dividend or other distribution with respect to, or in exchange for, or in replacement of, the shares referenced in (i) above, and (iii) any other securities of the Company into which such Common Stock may be converted or for which they are exchanged, excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which his rights under this Section **Error! Reference source not found.** are not assigned. The number of "Registrable Securities" outstanding shall be determined by adding the number of shares of Common Stock that are then outstanding and the number of shares of Common Stock issuable pursuant to then exercisable or convertible securities that are Registrable Securities.

(j) The term "***Termination Event***" shall mean the closing of the sale, lease or other disposition of all or substantially all of the Company's assets, or the merger or consolidation of the Company with any other entity, or any other reorganization, in which the Company's voting securities immediately prior to such transaction represent, immediately after such transaction, securities representing less than 50% of the voting power of the surviving entity, provided that this provision shall not apply to a merger effected exclusively for the purpose of changing the Company's domicile.

2. <u>Registration Rights</u>.

2.1 If at any time after the earlier of (i) the Effective or (ii) the fifth (5th) anniversary of the Effective Date, the Company provides rights with respect to the Company's registration of the Registrable Securities, each of the Investors shall be awarded such rights with respect to the Series A-1 Preferred Stock and all shares of Common Stock convertible therefrom.

2.2 The Restricted Securities shall not be sold, pledged, or otherwise transferred, and the Company shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Act. A transferring Holder will cause any proposed purchaser, pledgee, or transferee of the Restricted Securities held by such Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

2.3 Each certificate, instrument, or book entry representing (i) the Preferred Stock, (ii) the Registrable Securities, (iii) the Common Shares subject to this Agreement, and (iv) any other securities issued in respect of the securities referenced in clauses (i) and (ii), upon any share split, share dividend, recapitalization, merger, consolidation, or similar event, shall (unless

otherwise permitted by the provisions of this Agreement or any of the Transaction Agreements (as defined in the Purchase Agreement)) be notated with a legend substantially in the following form:

> THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SUCH LAWS.
>
> THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN INVESTOR RIGHTS AGREEMENT, RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT, AND VOTING AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE COMPANY.

2.4 The Holders consent to the Company making a notation in its records and giving instructions to any transfer agent of the Restricted Securities in order to implement the restrictions on transfer set forth in this Section 2.

2.5 The holder of such Restricted Securities, by acceptance of ownership thereof, agrees to comply in all respects with the provisions of this Section 2. Before any proposed sale, pledge, or transfer of any Restricted Securities, unless there is in effect a registration statement under the Act covering the proposed transaction, the Holder thereof shall give notice to the Company of such Holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such Holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Restricted Securities may be effected without registration under the Act, whereupon the Holder of such Restricted Securities shall be entitled to sell, pledge, or transfer such Restricted Securities in accordance with the terms of the notice given by the Holder to the Company. The Company will not require such a legal opinion or "no action" letter (x) in any transaction in compliance with SEC Rule 144; or (y) in any transaction in which such Holder distributes Restricted Securities to an Affiliate of such Holder for no consideration; provided that each transferee agrees in writing to be subject to the terms of this Agreement. Each certificate, instrument, or book entry representing the Restricted Securities transferred as above provided shall be notated with, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 2.3, except that such certificate

instrument, or book entry shall not be notated with such restrictive legend if, in the opinion of counsel for such Holder and the Company, such legend is not required in order to establish compliance with any provisions of the Act

3. Covenants of the Company.

3.1 Delivery of Financial Statements. The Company shall deliver to each Major Investor, provided that the Board has not reasonably determined that such Major Investor is a direct or indirect competitor of the Company, within 45 days after the end of each calendar year of the Company, an unaudited income statement and statement of cash flows for such year and an unaudited balance sheet and statement of equity as of the end of such year, such year-end financial reports to be in reasonable detail, prepared in accordance with the Company's historical accounting practices applied on a consistent basis throughout the periods indicated and with each other.

3.2 Termination of Information and Inspection Covenants. The covenant set forth in Section 3.1 shall terminate and be of no further force or effect upon the earlier to occur of (i) the consummation of the sale of securities pursuant to a registration statement filed by the Company under the Act in connection with the firm commitment underwritten offering of its securities to the general public, (ii) when the Company first becomes subject to the periodic reporting requirements of Sections 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended, whichever event shall first occur or (iii) the consummation of a Termination Event.

4. Effect of Change in Company's Capital Structure. If, from time to time, the Company pays a stock dividend or effects a stock split or other change in the character or amount of any of the outstanding stock of the Company, then in such event any and all new, substituted or additional securities to which a Holder is entitled by reason of such Holder's ownership thereof shall be immediately subject to the rights and obligations set forth in this Agreement with the same force and effect as the stock subject to such rights immediately before such event.

5. Miscellaneous.

5.1 Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement

5.2 Governing Law. This Agreement shall be governed by and construed under the internal laws of the State of Delaware without regard to conflicts of laws principles.

5.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.5 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on Schedule A hereto, or to the principal office of the Company and to the attention of the Chief Executive Officer, in the case of the Company, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Section 5.5. If notice is given to the Investors, a copy shall also be given to Investor's counsel as set forth on Schedule A hereto.

5.6 Expenses. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party maybe entitled.

5.7 Entire Agreement; Amendments and Waivers. This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of (i) the Company and (ii) Investors holding at least 60% of the Registrable Securities then held by all Investors. Notwithstanding the foregoing, (a) this Agreement may not be amended, modified or terminated and the observance of any term hereof may not be waived with respect to any Investor without the written consent of such Investor, unless such amendment, modification, termination or waiver applies to all Investors in the same fashion (it being agreed that a waiver of provisions of Section **Error! Reference source not found.** with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase Equity Capital in such transaction), and (b) the provisions of Sections 3.1, **Error! Reference source not found.**, 3.2 and **Error! Reference source not found.** and any other section of this agreement applicable to the Major Investors (including this clause (b) of this Section 5.7) may be amended or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Major Investors holding a majority of Registrable Securities then held by all of the Major Investors. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Securities, each future holder of all such Registrable Securities, and the Company; provided, however, no amendment or waiver that disproportionately affects any particular holder relative to other holders shall be effective without the written consent of such disproportionately affected holder.

Notwithstanding the foregoing, Schedule A hereto may be amended by the Company from time to time to add transferees of any Registrable Securities in compliance with the terms of this Agreement without the consent of the other parties; and Schedule A hereto may also be amended by the Company after the date of this Agreement without the consent of the other parties to add information regarding any additional Investor who becomes a party to this Agreement in accordance with Section 5.9. The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver.

5.8 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

5.9 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Preferred Stock after the date hereof, whether pursuant to the Purchase Agreement or otherwise, any purchaser of such shares of Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

5.10 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power, or remedy of such nonbreaching or non-defaulting party, nor shall it be construed to be a waiver of or acquiescence to any such breach or default, or to any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. All remedies, whether under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.11 Super-Voting Shares. The parties acknowledge that the Company's Certificate of Incorporation, as amended from time to time, provides for one or more classes of Common Stock with differential voting rights, including shares that may carry ten (10) votes per share ("Super Voting Shares"), as further described in the Certificate. Nothing in this Agreement shall be construed to modify or override such provisions.

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IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first above written.

COMPANY:

HEVO INC.

By: __________________________________
Name: Jeremy McCool
Title: President and Chief Executive Officer

IN WITNESS WHEREOF, the parties have executed this Investors' Rights Agreement as of the date first above written.

INVESTORS:

By: ______________________________

Name:_______________________

Title:________________________

SCHEDULE A
Investors